Consent of Independent Registered Public Accounting Firm

The Retirement Committee of Commerce Bancshares, Inc.
Commerce Bancshares Participating Investment Plan:

We consent to the incorporation by reference in the registration statement (No. 33-82692) on Form S-8 of Commerce Bancshares, Inc. of our report dated June 20, 2012, with respect to the statements of net assets available for benefits of the Commerce Bancshares Participating Investment Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the two years then ended, and the supplemental Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Commerce Bancshares Participating Investment Plan.

/s/ KPMG LLP
Kansas City, Missouri
June 20, 2012